WEATHERFORD INTERNATIONAL, LLC

2000 St. James Place

Houston, Texas 77056

December 21, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:       H. Roger Schwall, Assistant Director

Division of Corporation Finance

Re:                             Weatherford International, LLC
Registration Statement on Form S-4 (File No. 333-228815)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Weatherford International, LLC, on its own behalf and on behalf of the other registrants of the above-captioned Registration Statement, respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on December 26, 2018, or as soon as practicable thereafter.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
December 21, 2018

Please direct any questions regarding this correspondence to our counsel, John M. Greer of Latham & Watkins, LLP, at (713) 546-7472.

Very truly yours,

Weatherford International, LLC

By:	/s/ Stuart Fraser
Name: Stuart Fraser
Title: Chief Financial Officer

cc: John M. Greer (By Email)

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, Texas 77002

John.Greer@lw.com